Exhibit 99.1

100 University Avenue, 8th floor
Date: March 4, 2019	Toronto ON, M5J 2Y1
www.computershare.com

To: New York Stock Exchange

Subject: CALEDONIA MINING CORPORATION PLC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 29, 2019
Record Date for Voting (if applicable) :	March 29, 2019
Beneficial Ownership Determination Date :	March 29, 2019
Meeting Date :	May 08, 2019
Meeting Location (if available) :	St. Helier, Jersey
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	G1757E113	JE00BF0XVB15

Sincerely,

Computershare
Agent for CALEDONIA MINING CORPORATION PLC